T2 BIOSYSTEMS, INC.

101 Hartwell Ave.

Lexington, MA 02421

October 22, 2018

VIA EDGAR

Tim Buchmiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	T2 Biosystems, Inc.

Registration Statement on Form S-3 (File No. 333-227847)

Dear Mr. Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended, T2 Biosystems, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, October 24, 2018, or as soon thereafter as practicable.

If you have any questions or require additional information, please contact Evan Smith of Latham & Watkins LLP at (781) 434-6608. Thank you for your assistance and cooperation in this matter.

Sincerely yours,

T2 Biosystems, Inc.

By:	/s/ Michael T. Gibbs
Michael T. Gibbs
General Counsel

cc:	Johan V. Brigham, Esq. (via e-mail)

Evan G. Smith, Esq. (via e-mail)

[Signature Page to Acceleration Request Letter (Registration Statement on Form S-3)]